Filed by Old National BancorpPursuant to Rule 425 under the Securities Act of 1933Subject Company: Indiana Community BancorpCommission File No.: 000-18847 On February 13, 2012, executive officers of Old National Bancorp made a presentation to analysts and institutional investors at the Sterne, Agee & Leach 2012 Financial Institutions Conference in Orlando, Florida. The following slides are excerpts from that presentation and relate to Old National Bancorp's pending acquisition of Indiana Community Bancorp.***
Old National Bancorp (NYSE: ONB) Questions you might be askingWhy Indiana Community Bancorp?What is Old National doing to grow net income in this slow growth, low interest rate environment?What is Old National's capital strategy?What is Old National's perspective on credit?
Questions you might be asking Why Indiana Community Bancorp?
Why Indiana Community Bancorp? Strong strategic and cultural fitAdvances objective of being Indiana's bankProvides entry into attractive I-65 corridor markets Columbus, Indiana - one of the strongest markets in the stateLower unemployment and higher HH income than Indiana and national averagesSame cultural values and strong management teamFinancially compelling acquisitionEPS accretion of $.06 to $.08 per share in first full yearOver 35% cost saves expectedExceeds internal IRR hurdle
Evansville Strategic fill-in of attractive I-65 corridor in South Eastern IndianaArea is home to Cummins Inc. and Honda Manufacturing of Indiana Old National Bancorp Indiana Community Bancorp Why Indiana Community Bancorp? Headquartered in Columbus, Indiana NASDAQ: INCB
Additional Information for ShareholdersIn connection with the proposed merger, Old National Bancorp will file with the Securities and Exchange Commission a Registration Statement on Form S-4 that will include a Proxy Statement of Indiana Community Bancorp and a Prospectus of Old National Bancorp, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Old National Bancorp and Indiana Community Bancorp, may be obtained at the SEC's Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Old National Bancorp at www.oldnational.com under the tab" Investor Relations" and then under the heading "Financial Information" or from Indiana Community Bancorp by accessing Indiana Community Bancorp's website at www.myindianabank.com under the tab "Shareholder Relations" and then under the heading "Documents." Old National Bancorp and Indiana Community Bancorp and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Indiana Community Bancorp in connection with the proposed merger. Information about the directors and executive officers of Old National Bancorp is set forth in the proxy statement for Old National's 2011 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 25, 2011. Information about the directors and executive officers of Indiana Community Bancorp is set forth in the proxy statement for Indiana Community Bancorp's 2011 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 22, 2011. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.
Forward-Looking Statements This presentation contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, descriptions of Old National Bancorp's financial condition, results of operations, asset and credit quality trends and profitability and statements about the expected timing, completion, financial benefits and other effects of the proposed merger. Forward-looking statements can be identified by the use of the words "anticipate," "believe," "expect," "intend," "could" and "should," and other words of similar meaning. These forward-looking statements express management's current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger not being realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with Old National Bancorp's business, competition, government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); the ability of Old National Bancorp to execute its business plan (including the proposed acquisition of Indiana Community Bancorp); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this transcript and other factors identified in our Annual Report on Form 10-K and other periodic filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date of this presentation, and Old National Bancorp undertakes no obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this presentation.